UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 26, 2006

Commission File Number: 001-10110

Banco Bilbao Vizcaya Argentaria, S.A. ———————————————————————————————————
(Translation of registrant’s name into English)

Kingdom of Spain ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Plaza San Nicolás 4 48005 - BILBAO (SPAIN)
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

First quarter results for 2006

Net attributable profit at BBVA rises 25.1% to €1.02 billion

Ø The sharp rise in revenue helped the Bank set new records for a single quarter in net interest income (without dividends), core revenues, ordinary revenues, operating profit and profit before tax

Ø Earnings per share (EPS) increased 25.1% and return on equity (ROE) stands at 34.1%, compared to 32.8% a year earlier

Ø Net interest income is up 24.9%, ordinary revenues 27.1% and operating profit surged 32.9% to €1.9 billion

Ø The cost/income ratio improved further and now stands at 45.9% (42.4%
excluding depreciation), this is 2.2 points better compared to the 48.1% level in March 2005

Ø Non-performing loans fell again, to 0.90%, despite the strong rise in lending, and coverage has increased to 261.7%, from 228.2% at the same point last year

Ø The group’s total assets grew 13.6% to €393 billion, total lending rose
22.7% to €228 billion and total customer funds increased 19.3% to €405 billion

Ø In Retail Banking in Spain and Portugal, lending grew 19.9% and customer funds 10.9%; operating profit  was up 14.3% and net attributable profit rose
12.5% to €363m

Ø Wholesale Businesses saw operating profit rise 27.9% and net attributable profit came to €258m, an increase of 33.7%

Ø Business activity and revenues in Mexico & USA grew strongly with an 80.8%
increase in operating profit and 87.7% in net attributable profit, bringing it to €434m

Ø South America also recorded a sharp increase in business and revenues;
operating profit jumped 87% and net attributable profit soared 84.7% to €151m

In the first quarter of the year net attributable profit at BBVA came to €1.02 billion. This was 25.1% higher than the same period of 2005 and confirms the upward trend in recent quarters with vigorous growth in the level of business and in Group revenues. The quarterly figures set new records for the Group in terms of net interest income ex-dividends, core revenues, ordinary revenues, operating profit (which grew 32.9% to €1.9 billion) and profit before tax.

The Group once more improved its fundamentals compared to 2005. Return on equity (ROE) stands at 34.1% (32.8% a year earlier), the cost/income ratio improved from 48.1% to 45.9%, the non-performing loan (NPL) ratio dropped from
1.06% to 0.90% and coverage increased from 228.2% to 261.7%. In summary, BBVA has combined strong growth in activity and revenues in its main markets and business lines, with new improvements in earnings and competitive strength.

At the beginning of the year, BBVA has stepped up the strong positive trend that developed in 2005. Business is growing at a fast pace in all areas while it has maintained the high quality of the loan portfolio. Revenues are up strongly, driving the increase in earnings, the new improvements in efficiency and the Group's return on equity.

During the first quarter the upward trend in the world's economy continued. In
Latin America the buoyant global economy, the high price of raw materials and the high level of liquidity indicate that growth will once more top 4%. The
Spanish economy continued to grow faster than the euro zone average with a slight slowdown in private sector consumption and in construction but this might be balanced by a less-negative contribution from foreign trade. The US dollar and Latin-American currencies depreciated slightly in the quarter although they are still higher against the euro compared to this time last year and this has a positive impact on earnings.

In this context, BBVA set new records for many items on the income statement
(net interest income ex-dividends, core revenues, ordinary revenues, operating profit and profit before tax).

All margins grew well above the 20% level and operating profit climbed 32.9%
to €1.9 billion. All business areas recorded important advances in activity, operating profit and net attributable profit.

Furthermore, the strength of these results was compatible with a sharp increase in generic (or non-specific) provisioning, in-line with the Group's policy of maximum prudence. Accordingly, it increased the amount set aside for loan provisioning 148.7% to €293m.

During the quarter the Group agreed to sell its 51% stake in Banc
Internacional d’Andorra for €395m. This operation will be concluded in the second quarter and will generate €112m in net capital gains.

The key figures for the first quarter of 2006 are as follows:

Ø In the first quarter of 2006, net attributable profit came to €1,020m. This was 25.1% higher than the €815m recorded in the same quarter of 2005 (19.0%
higher at constant exchange rates). Earnings per share grew 25.1% to €0.30 and
ROE increased to 34.1% (32.8% in the first quarter of 2005).

Ø The quarter established new Group records for net interest income ex-dividends, core revenues, ordinary revenues, operating profit and profit before tax.

Ø The Group’s results continue to be characterised by their high quality and rate of growth. Operating profit rose to €1.9 billion with a year-on-year increase of 32.9% in euros. At constant exchange rates the increase was 26.2%.
This rate of growth was higher than the fourth quarter of 2005 and higher than that year as a whole.

Ø All revenue streams recorded important growth. Net interest income rose
24.9% thanks to greater business volume and better performance by customer spreads. Net fee income and insurance grew 26.3% and net trading income 37.7%.

Ø As a result, ordinary revenues increased 27.1%, outpacing the 20.2% rise in operating costs including depreciation (11.4% on a like-for-like basis and at constant exchange rates).

Ø Consequently, the cost/income ratio including depreciation, improved 2.2 points to 45.9% (48.1% in the first quarter of 2005). All business areas reported improvements in the cost/income ratio.

Ø Despite the sharp increase in lending to customers, BBVA continued to improve its NPL ratio. At the end of March this stood at 0.90% (1.06% at
31-Mar-05). Higher loan provisioning of a generic nature (as a result of increased activity), reinforced coverage which rose to 262.1% (228.2% a year earlier).

Ø At the end of the quarter, core capital stands at 5.6%, similar to
31-Dec-05. Tier 1 capital is 7.3% and the BIS ratio 11.5%.

Ø After payment of the third interim dividend of €0.115 per share on 10th
January and the final dividend of €0.186 on 10th April, the total dividend paid against 2005 earnings came to €0.531 per share. This was 20.1% more than the amount paid against 2004 results.

Ø Business activity at Retail Banking in Spain and Portugal resulted in a year-on-year increase of 19.9% in lending and 10.9% in customer funds. The rate of growth of net interest income, net fee income and insurance revenue also accelerated. As a result, ordinary revenues were up 10.9%, operating profit increased 14.3%  and net attributable profit grew 12.5% to €363m.

Ø The Wholesale Businesses area again confirmed its ability to generate recurrent earnings. Ordinary revenues were up 24.7% and operating profit grew
27.9%. Net attributable profit climbed 33.7% over the first quarter of 2005 to
€258m.

Ø In Mexico & USA, revenues were up sharply, leading to increases of 37.5% in ordinary revenues at constant exchange rates. The major contributors to this positive performance included net interest income which rose 30.8% (lending was up 37.5% and customer funds 19.8%) and net fee income and insurance (up
18.5%). Net trading income also increased compared to the low level in the first quarter of 2005. Expenses increased at a slower pace and thus operating profit surged 80.8% in current terms (57.5% at constant exchange rates) over the first quarter of 2005. Net attributable profit jumped 87.7% at current exchange rates to €434m (63.5% at constant rates).

Ø The picture in the South America area was similar with strong growth in the level of business (at constant exchange rates lending was up 29.5% and customer funds 25.1%). Core revenues increased 29.6% and were complemented by high net trading income during the quarter. Operating profit increased 87% at current rates (72% at constant rates) and net attributable profit grew 84.7%
(69.8% at constant exchange rates) to €151m.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: 04/26/2006	By:	Javier MALAGON NAVAS
	Name:	Javier MALAGON NAVAS
	Title:	Authorized representative of BBVA